Uroplasty, Inc.
5420 Feltl Road
Minnetonka, MN  55343 USA
Toll free  866 258 2182
Fax  952 426 6199
www uroplasty.com

January 31, 2013

VIA EDGAR and FACSIMILE

Securities and Exchange Commission
Attn:  Kevin L. Vaughn
Accounting Branch Chief
Washington, DC 20549

Re:	Uroplasty, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2012
Filed May 24, 2012
File No. 001-32632

Dear Mr. Vaughn:

This letter is in response to your letter dated January 30, 2013, on the above referenced filing of Uroplasty, Inc. (the “Company”).  Please know that the Company has filed electronically with the submission of this letter, Amendment No. 1 to its Form 10-K for the fiscal year ended March 31, 2012.

We have set forth below your comment and our response:

Form 10-K for the Fiscal Year Ended March 31, 2012

Item 9A. Controls and Procedures, page 31

1. Please amend your filing to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures as of March 31, 2012 pursuant to Item 307 of Regulation S-K.

Please be advised that the omission of this information was inadvertent and, in response to your comment, the Form 10-K/A being filed contemporaneously herewith amends the Form 10-K consistent with your comment, and with our certifications pursuant to Rule 13a-14(a), to include our conclusions regarding the effectiveness of our disclosure controls and procedures .

Securities and Exchange Commission
January 31, 2013

In accordance with your request and our understanding, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments on the above responses, please do not hesitate to call me at (952) 426-6152.

Sincerely,

/s/ Mahedi A. Jiwani
Chief Financial Officer

MAJ